Filed by Auxilium Pharmaceuticals, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company:  Auxilium Pharmaceuticals, Inc.

Commission File No.:  000-50855

Date: October 9, 2014

Employee Nano Meeting Overview Auxilium & Endo October 9, 2014

Agenda: Employee Nano Meeting Public Announcement Snapshot Endo International plc Overview Transaction Strategic Rationale & Details Impact on Auxilium Employees Q&A Session

Auxilium & Endo: What Was Announced Endo to acquire Auxilium Pharmaceuticals for $33.25 per share in cash and stock Represents a 55% premium to Auxilium’s closing price on September 16, 2014 and an 18% increase over initial unsolicited bid of $28.10 per share Implies transaction value of approximately $2.6 billion, including assumption of debt Unanimously approved by both companies’ Boards of Directors Creates leading specialty healthcare company with expanded platform for future growth Significant opportunity for value creation Expected to be immediately accretive post-close Transaction expected to generate up to $100 million of annual run rate synergies in addition to $75 million in operating expense reductions announced by Auxilium Synergies include Auxilium’s reduction in annual operating expenses previously announced Expected closing in the first half of 2015, subject to regulatory approval and other customary closing conditions

Who is Endo International plc? Endo International plc is a global specialty healthcare company headquartered in Dublin, Ireland Endo was established in 1997 through management buyout from DuPont Merck Endo employed ~3,500 employees worldwide as of Dec. 31, 2013 Major components of Endo’s business include: Endo Pharmaceuticals (Malvern) is focused on developing and delivering high-value branded pharmaceutical products 2013 revenues: $1.394 billion Qualitest (Huntsville, AL) provides affordable, high-quality generic pharmaceuticals with a portfolio of >600 products 2013 revenues: $731 million Ranked 4th largest U.S. generics company American Medical Systems (Minnetonka, MN) is a diversified supplier of medical devices and procedures 2013 revenues: $492 million Endo has also recently acquired Boca Pharmacal (February 2014), Paladin Labs (February 2014), SOMAR (July 2014) and DAVA Pharmaceuticals (August 2014) Source: Endo International plc 2013 Annual Report and www.endo.com

Transaction: Strategic Rationale Significantly enhances Endo's branded pharmaceutical business with the addition of Auxilium's leading men's healthcare and orthopedics products and R&D portfolio Aligned with Endo’s strategy of pursuing accretive, value creating growth opportunities Accelerates growth and maximizes value of Auxilium’s products by leveraging strengths of combined company Enhance the long-term organic growth for combined branded pharmaceutical business Expand R&D capabilities and development programs Generates significant synergy opportunities in addition to Auxilium’s announced restructuring Creates company with enhanced financial flexibility, proven M&A platform and established corporate structure

Transaction: Snapshot Purchase Price: Premium: Synergies: Financing: $33.25 per share $2.6 billion total consideration, including the assumption of debt 55% to Auxilium’s closing stock price on September 16, 2014, the day Endo made public its proposal for Auxilium Expected to generate ~$100M of annual run rate synergies in addition to $75M in AUXL previously announced reductions Full run-rate achieved within first year after closing Combination of existing cash on hand and committed debt financing to fund the cash portion of the transaction Accretion: Immediately accretive post close and meaningfully accretive each year thereafter Consideration: Option to elect 100% equity, 100% cash or a standard election of $16.625 cash plus 0.244 shares of Endo International plc for each Auxilium share owned at closing Total cash will not exceed 50% of total equity value and equity consideration will not exceed 75% of total equity value

Combined Company Portfolio: Select Highlights Men’s Health / Urology Orthopedics / Pain Other Specialty Testosterone Gel 1% Authorized Generic

Impact on Auxilium Employees Our Business: no impact on our day-to-day operations Critically important that we all continue to operate our business as usual and continue to build upon Auxilium’s growth and momentum 2014 Bonuses: will be paid at target on or before the end of 2014 Timeline: transaction is expected to close in 1H 2015 Employment: as in any M&A transaction, there will be some redundancies We expect to see some workforce reductions We have ensured that anyone affected by a workforce reduction will receive severance benefits per the Auxilium Severance Plan or the Endo Severance Plan, whichever is greater Auxilium benefits will remain intact until the transaction closes Equity: due to the change of control, there will be an immediate acceleration of all equity upon the transaction close All options will be canceled and paid at the difference between the closing price on the closing date and the strike price of options, if positive; all RSUs will be canceled and paid at the closing price on the closing date Transition: as details are available regarding the transition process with Endo, we will share them with you Commitment: we will maintain open and transparent communication throughout this process

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